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Richard A. Drucker

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4745 tel 212 701 5745 fax richard.drucker@davispolk.com

April 4, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn: Mark Webb

Re:	Ally Financial Inc. Registration Statement on Form S-4 Filed on March 18, 2011 File No. 333-172942

Dear Mr. Webb:

On behalf of our client, Ally Financial Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated March 31, 2011 (the “Comment Letter”), with respect to the registration statement on Form S-4 filed by the Company with the Commission on March 18, 2011 (No. 333-172942) (the “Registration Statement”).

With respect to numbered items one and two, the Company’s responses are set forth below and with respect to numbered item three, the response of Davis Polk & Wardwell LLP (“Davis Polk”) is set forth below, in each case, with the heading and numbered item of this letter corresponding to the heading and numbered item contained in the Comment Letter. For the convenience of the Staff, the comments from the Comment Letter are restated in bold italics prior to the response of the Company or Davis Polk, respectively.

General

1.

We note your response to comment one of our letter dated March 24, 2011 regarding your status as a well-known seasoned issuer and eligibility to use Form S-3 pursuant to General Instruction 1.D. of Form S-3. However, a company that “meets the requirements for use of Form S-3” as defined by General Instruction B.1 of Form S-4 and thus may incorporate documents by reference, is a company that meets the requirements of General Instruction 1.A of Form S-3 and either General Instruction 1.B.1, 1.B.2 or 1.C of Form S-3.

Therefore we do not find your response to our comment 1 sufficient to show that you “meet the requirements for use of Form S-3” as that standard is defined by General Instruction B.1 of Form S-4. Please revise your registration statement as appropriate.

The Company has amended the Registration Statement to include the information required by Item 14 of Form S-4.

Description of the new Notes, page 34

2.	We note your response to comment two of our letter dated March 24, 2011 regarding your disclosure of the material terms of your debt senior to the new Notes. As noted above, you do not appear to be able to incorporate your Annual Report on Form 10-K for the year ended December 31, 2010 by reference. Consequently, as previously requested, under a new caption “Description of Secured Indebtedness,” or something similar, please describe in reasonable detail the terms of your senior debt.

The Company has amended the Registration Statement to include a new caption “Description of Secured Indebtedness” that describes Ally’s senior debt.

Exhibit 5.1

3.	We note your response to comment three of our letter dated March 24, 2011. Whether GMAC International Holding B.V. has the authority to guarantee another corporation’s debt and whether it has taken the corporate actions necessary for it to enter into the indenture is a matter of Dutch law. Therefore please revise your opinion to include Dutch law, or provide a second opinion by local counsel. The opinion should cover the applicable statutory provisions, the rules and regulations underlying those provisions, and applicable judicial and regulatory determinations of the State of Delaware as well as The Netherlands.

Davis Polk has revised its legal opinion to cover the corporate law of the State of Delaware. In addition, the Company has filed as exhibit 5.2 to the Registration Statement a legal opinion of Allen & Overy LLP with respect to Dutch law.

We thank you for your prompt attention to this letter responding to the Comment Letter. Pursuant to a registration rights agreement to which the Company is a party, penalty interest will accrue on the Company’s outstanding notes if the Registration Statement is not declared effective by the Commission on or before April 11, 2011. In light of this consideration, the Company would greatly appreciate the Staff’s prompt review of Amendment No. 1 to the Registration Statement. We look forward to hearing from you at your earliest convenience.

Please direct any questions concerning this response to the undersigned at (212)450-4745.

Very truly yours,

/s/ Richard A. Drucker

Richard A. Drucker

cc:	Eric Envall
Michael A. Carpenter
Jeffrey A. Belisle

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